Exhibit 10.1

LICENSE AGREEMENT

THIS LICENSE AGREEMENT is made as of the 26th day of January, 2005 by and between Formulation Technologies, L.L.C., a Texas limited liability company, d/b/a PharmaForm with offices at 11400 Burnet Road, Building 4, Suite 4010, Austin, Texas 78758 (hereinafter, “PharmaForm” or “Licensor”), and AUXILIUM PHARMACEUTICALS, INC., a Delaware corporation having a principal place of business at 160 W. Germantown Pike, East Norriton, Pennsylvania 19401 (hereinafter, “Auxilium” or” Licensee”). Licensor and Licensee may be referred to as a “Party” or, collectively, as “Parties.”

RECITALS

WHEREAS, Licensee is engaged in the research, development, manufacture, marketing and sale of pharmaceutical products;

WHEREAS, Licensor is engaged in the research and development of pharmaceutical formulations and drug delivery systems including that under Licensor Technology and Licensor Know-How;

WHEREAS, Michael A. Repka, Staci L. Repka, and James W. McGinity (the “Inventors”) developed certain intellectual property claimed in U.S. Patent No. 6,375,963 issued on April 23, 2002;

WHEREAS, the Inventors assigned the Licensor Technology to The University of Mississippi (the “Ole Miss”) pursuant to that certain Assignment of Patent Rights, executed by and among the Inventors and Ole Miss dated as of August 25, 2002 and Ole Miss further assigned the Licensor Technology to itself and the Board of Regents of the University of Texas System (“UT”) (collectively, Ole Miss and UT are referred to as the “Universities”) pursuant to that certain Assignment of Patent Rights dated January 23, 2004;

WHEREAS, Ole Miss granted to the Inventors a license to the Licensor Technology in specified fields subject to the terms and conditions of that certain License Agreement originally dated June 10, 2003, as amended by the Amendment to License Agreement dated April 19, 2004, as amended by the Second Amendment to License Agreement dated September 14, 2004 (the “Ole Miss License Agreement”);

WHEREAS, Inventors granted to the Licensor a sublicense to the Licensor Technology in specified fields subject to the terms and conditions of that certain Sublicense Agreement, executed by and among the Inventors and the Licensor originally dated June 10, 2003, as amended by the Amendment to Sublicense Agreement dated April 19, 2004, as amended by the Second Amendment to Sublicense Agreement dated September 14, 2004 (the “Sublicense Agreement”);

WHEREAS, Inventor James W. McGinity assigned to Licensor all his rights, title and interest in license revenue pursuant to that certain Assignment Agreement dated June 13, 2003;

WHEREAS, UT granted to Licensor a license to the Licensed Technology in specified fields subject to the terms and conditions of a Patent License Agreement originally dated June 10, 2003, as amended by that certain Amendment to Patent License Agreement dated September 1, 2004 (the “UT License Agreement”);

WHEREAS, Licensee wishes to license Licensor Technology and Licensor Know-How from Licensor for use in the Therapeutic Areas for the manufacture and sale of Products; and

WHEREAS, Licensor is willing to grant such a license under the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the premises and mutual covenants contained herein, and INTENDING TO BE LEGALLY BOUND HEREBY, the Parties agree as follows:

ARTICLE I

DEFINITIONS

1.1 Definitions. The following terms, as used herein, shall have the following meanings:

“Act” shall mean the United States Federal Food Drug and Cosmetic Act and applicable regulations.

“Additional Know-How” means know-how owned and controlled by Licensor, which is not related to United States Patent No. 6,375,963 that is or may be needed or would be beneficial in connection with the development, manufacture, sale or use of any Product within the Therapeutic Areas. Additional Know-How does not include know how that constitutes (1) the confidential information of third parties to whom Licensor has contractual obligations of confidentiality and non-disclosure; or (2) Licensor is otherwise restricted from licensing or disclosing such know-how.

“Additional Product” means any and all pharmaceutical products, combinations and compositions in the Therapeutic Area which contain at least one compound other than those set forth on Schedule 1 within the scope of any composition, method or article claim of the Licensed Technology, excluding Combination Products.

“Affiliate” means, when used with reference to a Party, any person directly or indirectly Controlling, Controlled by or under common Control with a Party.

“Bankruptcy Event” means the person in question becomes insolvent, or voluntary or involuntary proceedings by or against such person are instituted in bankruptcy or under any insolvency law, or a receiver or custodian is appointed for such person, or proceedings are instituted by or against such person for corporate reorganization or the dissolution of such person, which proceedings, if involuntary, shall not have been dismissed within one hundred eighty days after the date or filing, or such person makes an assignment for the benefit of creditors, or substantially all of the assets of such person are seized or attached and not released within one hundred eighty days thereafter.

“Calendar Quarter” means each three-month period, or any portion thereof, beginning on January 1, April 1, July 1 and October 1.

“Combination Products” means products that contain both 1) a compound set forth on Schedule 1 and 2) a second compound not set forth on Schedule 1. For clarity, Combination Products do not include products that contain, as a second compound, inactive excipients, compounds whose primary purpose is not to prevent or treat pain (e.g., excipients with local anti-inflammatory or anesthetic properties).

“Commercially Reasonable Efforts” means with respect to a Party, the efforts and resources which would be used by that Party relating to a certain activity or activities, consistent with its normal business practices, which are consistent with the general level of effort and resources in the pharmaceutical industry for a company similar in size and scope.

“Confidential Information” means (i) Licensor Know-How, (ii) any other information or material in tangible form that is confidential or proprietary to the furnishing Party at the time it is delivered to the receiving Party, (iii) proprietary information of the furnishing party, (iv) information that is furnished orally if the furnishing party identifies such information as confidential or proprietary when it is disclosed, and (v) patent applications not yet in the public domain.

“Control”, “Controlling,” and “Controlled by” mean the direct or indirect ownership of over 50% of the outstanding voting securities of an entity, or the right to receive over 50% of the profits or earnings of a person, or the right to control the policy decisions of a person.

“Developments” shall mean any invention, modification, discovery, design, development, improvement, process, software program, work of authorship, documentation, formula or data, whether or not patentable or registrable under any patent, copyright, trademark or similar statutes, made, conceived, created, discovered, invented or reduced to practice, including any rights that Licensor may have or acquire therein in any country in the Territory that (a) relate to Licensor’s work with or the business of Licensee (including, without limitation, any of the products or services being or to be developed, manufactured or sold by Licensee) under this Agreement and/or the Development Agreement, (b) result from the performance of the services under the Development Agreement, (c) result from the use of premises or personal property (whether tangible or intangible) owned, leased or contracted for by Licensee, or (d) result from or are based on Confidential Information of Licensee.

“Development Agreement” means that certain Research and Development Agreement by and among Licensor and Licensee dated June 20, 2003, as amended by that certain Amendment to Research and Development Agreement dated January 26, 2005.

“Effective Date” means the date of this Agreement.

“FDA” means the United States Food and Drug Administration or any successor regulatory agency.

“Licensee Patents” has the meaning set forth in Section 9.1 (b)

“Licensor Know-How” shall mean any and all present and future information and any materials, including, without limitation, inventions, formulations, processes, techniques, formulas, biological, chemical, assay control and manufacturing data, methods, software, equipment designs, know-how, and trade secrets, patentable or otherwise, tangible or intangible, that are owned or controlled by Licensor, that arise from practicing art described by United States Patent No. 6,375,963 for the Products within the Therapeutic Areas, that are necessary or useful in the development, commercialization, manufacture, use, sale or import of Products in the Therapeutic Areas; provided, however, that Licensor Know-How does not include Developments and/or know-how which was conceived, reduced to practice, developed or made during and pursuant to the Research and Development Agreement. In addition, Licensor Know-How does not include Licensor Patent Rights.

“Licensor Technology” shall mean the Patent and any and all continuations, continuations-in-part, additions, divisions, renewals, extensions, re-examinations and reissues thereof and any and all foreign counterparts of the foregoing and any other U.S. or foreign patent application that are owned or controlled by Licensor and any U.S. or foreign patent issuing therefrom and any renewal, extension, re-examination or reissue thereof that is owned or controlled by Licensor, but for the licenses granted hereunder, would infringe a Valid Claim thereof. Licensor Technology does not include Licensee Patents.

“NDA” means a New Drug Application submitted under the Act to permit commercial sale of Product in the United States.

“Net Sales” shall mean, the gross amount invoiced for the Product in such period by Auxilium or its sub-licensees to third parties, less deductions for the following: (a) returned goods; (b) trade and quantity discounts; (c) rebates; (d) payments in respect of any governmental subsidized program; (e) reimbursement or similar payments given to wholesalers or other distributors, buying groups, healthcare insurance carriers or other institutions; (f) sales or other taxes actually paid by Auxilium or its sub-licensees, not including taxes assessed on the income resulting from such sales; and (g) freight allowances, insurance and customs duties to the extent any of the foregoing are identified on the invoice for the Product. If a Product is sold for consideration other than cash, the fair market value of such other consideration shall be included in Net Sales.

“Ole Miss License Agreement” is defined in the Recitals.

“Patent” means United States Patent No. 6,375,963.

“Penalty Payment” is defined in Section 6.3.

“Person” or “Persons” means any corporation, partnership, joint venture or natural person.

“Products” means any and all pharmaceutical or veterinary products, combinations and compositions which contain one or more of the compounds set forth on Schedule 1, excluding Combination Products.

“Regulatory Approval” means regulatory authorizations required to sell the Product in the Territory on a country basis

“Sale” or any variation thereof means the sale, assignment or other disposition of a Product by Licensee to a non-Affiliate in exchange for payment to Licensee or an obligation to pay Licensee.

“Sublicense Agreement” is defined in the Recitals.

“Term” has the meaning set forth in Article 12.1.

“Territory” shall mean all countries and territories of the world.

“Therapeutic Areas” shall mean the areas of oral mucosal delivery for prevention and treatment of all forms of pain including acute and chronic pain for both human and veterinary use.

“Universities’ License Agreements” means the Ole Miss License Agreement and the UT License Agreement, each as defined in the Recitals.

“UT License Agreement” is defined in the Recitals.

“Valid Claim” shall mean a claim of an issued and unexpired patent right which can be reasonably asserted against a party manufacturing, using, offering for sale, selling or importing a Product absent a license and whose validity or enforceability has not been adversely affected by any of the following: (i) lapse, revocation, or abandonment, (ii) a determination by a court or other governmental agency of competent jurisdiction, which is unappealable or has not been appealed within the time allowed for appeal, that the patent is unenforceable or invalid and/or (iii) a disclaimer or admission of invalidity or unenforceability through reissue, re-examination, opposition, nullity action or invalidation suit response, disclaimer or otherwise.

ARTICLE II

GRANT OF LICENSE

2.1 Grant of License.

(a)	Subject to the terms and conditions contained in this Agreement, the Licensor hereby grants to Licensee a sole and exclusive, even as to Licensor, worldwide, royalty-bearing license in the Therapeutic Areas under Licensor Technology and Licensor Know-How solely for the right to make, have made, use, offer to sell, sell and import Products with the right to grant sublicenses as more specifically set forth in Article IV below, in the Territory.

(b)	In addition, subject to the terms and conditions contained in this Agreement, the Licensor hereby grants to Licensee a non-exclusive, royalty free right under Additional Know-How to make, have made, use, offer to sell, sell and import Products in the Therapeutic Areas, with the right to grant sublicenses, in the Territory.

2.2 Transfer of Licensor Know How. Promptly following the Effective Date, and quarterly, thereafter, Licensor shall make available to Licensee any and all Licensor Know-How to enable Licensee to develop Products. Additional Know-How shall be made available to Licensee promptly after it becomes known by Licensor that it is or may be applicable to the Product in the Therapeutic Areas.

2.3 Right of First Refusal. Licensor hereby also grants to Licensee the right of first refusal to license Licensor Technology and Licensor Know-How for Additional Products. In the event that Licensor has a bona fide offer from a third party, as reflected in a term sheet, letter of intent or similar document signed by Licensor and the third party, for a license of or any other rights under Licensor Technology and/or Licensor Know-How in connection an Additional Product (“Bona-fide Term Sheet”), Licensor shall deliver to Licensee a notice disclosing to Licensee the compounds contained in the Additional Product(s) that are the subject of the Bona-fide Term Sheet; provided, however, Licensee shall keep such notice confidential, not to disclose it to any third party, and use it only for purposes of evaluating a transaction with Licensor. Licensee shall then notify Licensor whether it is interested in exercising its right to license the Licensor Technology and Licensor Know-How in the area covered by the notice within 30 days after the date that the notice has been received by Licensee. If Licensee is interested in such a license, the Licensor and Licensee will negotiate in good faith to consummate such license. If Licensee notifies Licensor that it chooses not to exercise its right to license the Licensor Technology and Licensor Know-How in such area or does not respond 10 days after receipt of the notice, Licensor will be free to consummate a license with the third party on substantially the same terms of the Bona-Fide Term Sheet. If and when Licensee elects not to license technology pursuant to this paragraph, to the extent necessary to satisfy any third party licensee, Licensee will execute a written release of this right of first refusal and waive any future right to license the Licensor Technology and Licensor Know-How for use in the Additional Product(s) covered by the Bona-fide Term Sheet. Nothing within this section shall be construed as reserving or granting Licensor the right to grant a license to a third party which incorporates or includes or is to be used in conjunction with a compound set forth on Schedule 1.

2.4 Restriction. During the Term, Licensor and its Affiliates may not grant a license to any third party for the development, manufacture, use, sale or import of a Combination Product and may not directly or indirectly develop, manufacture, use, sell or import a Combination Product.

ARTICLE III

PAYMENTS IN CONSIDERATION FOR LICENSE

3.1 Milestone Payments. Auxilium will make the following milestone payments in US Dollars:

(a)	Signing Fee. $500,000.00 delivered with the execution of this Agreement.

(b)	Event-based Payments (delivered promptly but in any event within twenty (20) business days of the event triggering the payment)

(i)	$[**] upon administration of a first dose to a patient in the first human Phase II or Phase III trials or upon the first NDA submission whichever is earliest for each Product;

(ii)	$[**] upon the first NDA submission of each Product (in addition to the payment referenced immediately above);

(iii)	$[**] upon the first Regulatory Approval of each Product; and

(iv)	$[**] one year after the first Regulatory Approval of each Product.

3.2 Royalties.

(a)	In consideration for the license rights granted under this Agreement, Licensee shall pay to Licensor the following royalties calculated on Product by Product and country by country basis:

(i)	[**] percent ([**]%) on annual Net Sales of Products in those countries in the Territory in which there is an enforceable patent under the Licensor Technology at the time of sale;

** CERTAIN INFORMATION IN THIS EXHIBIT HAS BEEN OMITTED AND WILL BE FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A CONFIDENTIAL TREATMENT REQUEST.

(ii)	[**] percent ([**]%) on annual Net Sales of Products in those countries outside of the European Union where the Product is not protected by a patent under the Licensed Technology. There is no royalty payable on Net Sales in European Union for non-patented Products

(b)	Royalties shall be payable on a Product-by-Product and country-by-country basis until the later of (i) 10 years after first commercial sale or (ii) the expiration of the last enforceable patent under Licensor Technology covering the Product in the applicable country.

(c)	In the event Licensee grants a permitted sublicense of the Licensor Technology and/or Licensor Know How under this Agreement, Licensee shall have royalty obligations based on all Net Sales of Products, whether by Licensee in its own markets or Licensee’s sublicensee in other markets. Royalty payments may be made to Licensor by Licensee, sublicensee or both.

3.3 Royalty Payments. Royalties under this Agreement shall be paid within thirty (30) days in the case of no sublicense and sixty (60) days in the case of royalties received from a sublicensee, following the last day of the Calendar Quarter in which the royalties and other amounts accrue. The last such payment shall be made within sixty (60) days after termination of this Agreement. Payments shall be deemed paid as of the day on which they are received by Licensor in the manner designated by Section 3.5.

3.4 Royalty Payments Based on Minimum Net Sales Performance. All sales of Products will be subject to the payment by Licensee of royalties based on minimum Net Sales performance for each Product. Minimum Net Sales performance level for each Product will be agreed upon by Licensor and Licensee based upon Licensee’s reasonable annual sales forecast for the Product. A provision for minimum royalty payments based on minimum net sales shall be added to this Agreement no later than the time of the NDA submission for each Product. Licensor and Licensee will negotiate reasonably and in good faith to arrive at all minimum net sales performance numbers required to be agreed upon by this Agreement.

3.5 Currency, Place of Payment, Interest.

(a)	All dollar amounts referred to in this Agreement are in United States dollars. All payments to the Licensor under this Agreement shall be made in United States dollars, as directed by the Licensor, by wire transfer to the Licensor or in such other manner as the Licensor may designate from time to time.

** CERTAIN INFORMATION IN THIS EXHIBIT HAS BEEN OMITTED AND WILL BE FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A CONFIDENTIAL TREATMENT REQUEST.

(b)	If Licensee receives revenues from sales of Products in a currency other than United States dollars, royalties shall be converted into United States dollars at a quarterly conversion rate for each foreign currency calculated as the daily average of the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank in New York as these exchange rates are published at www.federalreserve.gov/releases/H10/hist.

(c)	Amounts that are not paid when due shall accrue interest from the due date until paid, at an annual rate equal to the lesser of (i) Prime Rate plus 1.5% as published at www.federalreserve.gov/releases/H15/update under the caption “Bank Prime Loan” and (ii) the maximum rate allowed by applicable law. Historical rates are published at www.federalreserve.gov/releases/H15/data.htm.

ARTICLE IV

CONDITIONS TO SUBLICENSING

4.1 Grant of Sublicense. Licensee shall have the right to grant sublicenses within the grant of license as set forth in Section 12.1 of this Agreement. No sublicense granted by Licensee shall be in conflict with the terms and conditions of this Agreement or with any other sublicense granted hereunder. No sublicense shall relieve Licensee of any of Licensee’s obligations under this Agreement.

4.2 Notice of Sublicense. At the time of granting any sublicense, Licensee shall provide Licensor notice of the consummation of a written agreement with the sublicensee, including a copy of the sublicense entered into, subject to restrictions of confidentiality and non-disclosure.

4.3 Sublicense Income. In addition to any royalties payable pursuant to Section 3.2(a), above, in the event Auxilium has not commenced clinical development work for a Product and grants a sublicense for such Product to a third party, Auxilium will pay PharmaForm [**] percent ([**]%) of any and all upfront milestone payments, collaboration fees or similar fees received by Auxilium from such sublicense under the sublicense agreement. For purposes of this Agreement, clinical development shall be deemed to have commenced when the first patient or healthy volunteer has been dosed with Product. In the event Auxilium has commenced clinical development work with respect to such Product, Auxilium will retain [**] percent ([**]%) of all upfront milestone payments or collaboration fees after deducting the out of pocket clinical, data management, biometrics and analytical development costs Auxilium has incurred while developing the Product. For purposes of this Agreement, out of pocket costs are all costs related to clinical development of the relevant Product, payable to third parties, except Auxilium’s personnel costs and overhead.

** CERTAIN INFORMATION IN THIS EXHIBIT HAS BEEN OMITTED AND WILL BE FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A CONFIDENTIAL TREATMENT REQUEST.

ARTICLE V

LICENSOR’S AUDIT RIGHTS

5.1 Upon first sale, lease or other disposition for consideration of Product(s) by either Licensee or any sublicensee (whichever shall occur first), Licensee shall promptly provide Licensor with written notice thereof. To enable Licensor to verify royalty amounts due it pursuant to this Agreement, thereafter, Licensee shall render to Licensor, with each royalty payment hereunder, a reasonably detailed written report setting forth all royalty calculations for the relevant period. All such reports shall be certified by a knowledgeable officer of Licensee to be correct to the best of such officer’s knowledge and information.

5.2 Licensee shall keep and maintain records in accordance with generally accepted accounting principles sufficient to enable Licensor to verify the monies payable to Licensor by Licensee under the terms of this Agreement. Licensee shall make such records available to Licensor and/or individuals authorized by Licensor with reasonable notice at any reasonable time during normal business hours to the extent necessary for Licensor to inspect the records and verify the payments due under the terms of this Agreement, but no more than once during any calendar year.

(a)	In the event such examination discloses a deficiency in the monies paid to Licensor in excess of ten percent (10%), Licensor shall send Licensee a notice specifying the amount of the deficiency and supporting documentation. Licensee shall have thirty (30) days to examine the notice. If Licensee agrees with the amount of the deficiency, Licensee immediately shall pay to Licensor such deficiency, as provided in Section 3.3 of this Agreement, and, in addition, shall reimburse Licensor for the reasonable cost of such examination. If Licensee disagrees with the calculation of any deficiency by Licensor, it’ shall notify Licensor in writing within thirty (30) days of receipt of the notice from Licensor, and set forth the basis for such disagreement. If Licensor and Licensee are unable to agree on the amount of any deficiency within thirty (30) days, the amount of the deficiency will be determined by an independent accounting firm selected by Licensor from a list of three (3) nationally recognized independent accounting firms selected by Licensee. The determination of such accounting firm shall be final and binding on the parties. If the accounting firm determines the deficiency exceeds ten percent (10%), Licensee immediately shall pay to Licensor the amount of such deficiency, together with interest thereon as provided in Section 3.3(c), and shall reimburse Licensor for the reasonable costs of such examination, including the fees of the accounting firm. If the deficiency is less than ten percent (10%), Licensor shall pay the fees of such accounting firm.

ARTICLE VI

CERTAIN OBLIGATIONS OF LICENSEE AND LICENSOR

6.1 Regulatory Approvals. Licensee will be responsible for obtaining, at its cost and expense, all Regulatory Approvals required for marketing and sale of Products in the Therapeutic Areas in the Territory.

6.2 Licensee Efforts.

(a)	Licensee shall use Commercially Reasonable Efforts to develop for commercial sale and to market Products in the Territory, and to continue to market Products as long as commercially viable, all in a manner consistent with sound and reasonable business practices.

(b)	Except as set forth in subsection (e), below, any compound on Schedule 1 for which formulation development has not been initiated by the 4th anniversary of the Effective Date of this Agreement, will be delisted from Schedule 1.

(c)	In the event Licensee engages in no material development activities (at least one of the following activities: formulation, analytical, clinical development or regulatory activities) once the development has been started with respect to a compound listed on Schedule 1 for a period of at least twelve (12) consecutive months, Licensor may provide Licensee with three (3) months notice of its intention to delist the compound. If Licensee fails to institute material development activities within such three (3) month period, Licensee shall have the right to delist the compound. Development delays due to the actions by regulatory authorities, IRBs and similar events beyond Auxilium’s control will not lead to delisting of a compound.

(d)	Subject to Licensor rights under the Ole Miss License Agreement, the Sublicense Agreement and the UT License Agreement, should development of any compound in Schedule 1 be abandoned after development activities have been initiated, due to technical, safety, intellectual property or commercial reasons, Licensee shall have the right to add into Schedule 1 an additional unlisted compound not released by Licensee under the provisions of Section 2.3 of this Agreement under the same terms and conditions applicable to the delisted compound. In such event, Licensee shall have the right, at any time during the Term, to add into Schedule 1 one additional compound not released by Licensee under the provisions of Section 2.3 of this Agreement for each compound abandoned. In the event Licensor does not have rights to sublicense a compound Auxilium requests to add to Schedule 1 pursuant to this Section 6.2(d), Licensor shall use Commercially Reasonable Efforts to obtain such rights from the Inventors and/or the Universities.

(e)	In the event Licensee adds a compound to Schedule 1 pursuant to Section 6.2(d), above, Licensee shall have four (4) years from the date such compound is added to Schedule 1, within which to initiate formulation development.

6.3 Penalty Payments. In the event that either the Ole Miss License Agreement, the UT License Agreement or the Sublicense Agreement are terminated during the term of this Agreement, Licensor shall pay to Licensee one half of all direct expenses and costs Licensee has incurred on the research and development of the compounds, technology or Products pursued under this Agreement which exceed the cumulative gross profit earned by Licensee on such Products as of the date of termination of such agreement.

ARTICLE VII

WARRANTIES AND REPRESENTATIONS

7.1. Mutual Representations. Each of the Parties hereto represents, warrants and covenants:

(a)	It is a corporation or entity duly organized and validly existing under the laws of the state or other jurisdiction of its incorporation or formation.

(b)	The execution, delivery and performance of this Agreement by such Party has been duly authorized by all requisite corporate or entity action.

(c)	It has the power and authority to execute and deliver this Agreement and perform its obligations hereunder.

(d)	The execution, delivery and performance by such Party of this Agreement does not and will not conflict with or result in breach of the terms and provisions of any other agreement or constitute a default under (a) a loan agreement, guaranty, financing agreement, affecting a product or other agreement or instrument binding or affecting it or its property; (b) the provisions of its charter or operative documents or bylaws; or (c) any order, writ, injunction or decree of any court or governmental authority entered against it or by which any of its property is bound.

(e)	The execution, delivery and performance of this Agreement by such Party does not require the consent, approval or authorization of, or notice, declaration, filing or registration with, any governmental or regulatory authority in the Territory and the execution, delivery and performance of this Agreement does not violate any law, rule or regulation applicable to such Party.

(f)	This Agreement has been duly authorized, executed and delivered and constitutes such Party’s legal, valid, and binding obligation enforceable against it in accordance with its terms subject, as to enforcement, to bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting creditors’ rights and to the availability of particular remedies under general equity principles.

(g)	It shall comply with all applicable laws and regulations relating to its activities under this Agreement.

(h)	It is not debarred and has not and will not use in any capacity the services of any person debarred under subsections 306 (a) and (b), of the Generic Drug Enforcement Act of 1992. If at any time during the term of this Agreement this warranty is no longer accurate, the affected party shall immediately notify the other.

7.2 Licensor Representations and Warranties.

(a)	Licensor Technology. Licensor represents and warrants that: (a) Licensor is the owner, assignee and/or exclusive licensee of all right, title and interest in and to the Licensor Know-How and Licensor Technology in the Therapeutic Areas with respect to the Products; and (b) Licensor has not received any written notice that the Licensor Know-How or Licensor Technology with respect to the Products infringes the proprietary rights of any third party; (c) Licensor is not aware of any third party proprietary rights that would be infringed by the development and commercialization of the Licensor Technology and Know-How with respect to the Products; and (d) there are no claims, judgments or settlements against or owed by Licensor, or pending or threatened claims, or litigation; relating to Licensor Technology.

(b)	Universities’ License Agreements. Licensor represents and warrants that it has no knowledge or belief, direct or indirect, that either the Universities or the Inventors have any plan or intention to terminate the Universities’ License Agreements and agrees to immediately notify Licensee in the event that it becomes aware of any such plan or intention. Licensor further agrees to take all reasonable steps to prevent termination of the Universities’ License Agreements. Licensor acknowledges that if either such party does terminate the Universities’ License Agreements during the term of this Agreement then Licensor will be subject to the Penalty Payment, as set forth in Section 6.3 of this Agreement.

(c)	Sublicense Agreement. Licensor represents and warrants that it has no knowledge or belief, direct or indirect, that either the Inventors or the Licensor has any plan or intention to terminate the Sublicense Agreement and agrees to immediately notify Licensee in the event that it becomes aware of any such plan or intention. Licensor further agrees to take all reasonable steps to prevent termination of the Sublicense Agreement. Licensor acknowledges that if either such party does terminate the Sublicense Agreement during the term of this Agreement then Licensor will be subject to the Penalty Payment, as set forth in Section 6.3 of this Agreement.

ARTICLE VIII

INDEMNIFICATION

8.1 Indemnification by Licensor. Licensor will indemnify and hold Auxilium, its directors, officers, employees and agents harmless against any and all liability, damage, loss, cost or expense (including reasonable attorney’s fees) resulting from any third party claims made or suits brought against Auxilium which arise from an act or failure to act by Licensor or Licensor’s breach of its representations, warranties or agreements contained herein.

8.2 Indemnification by Auxilium. Auxilium will indemnify and hold Licensor, its directors, officers, employees and agents harmless against any and all liability, damage, loss, cost or expense (including reasonable attorney’s fees) resulting from any third party claims made or suits brought against Licensor which arise from the breach of any of Auxilium’s representations, warranties or agreements contained herein, or which arise out of the development, manufacture, promotion, distribution, use, testing, sale or other disposition of Product, including, without limitation, any claims, express, implied or statutory, made as to the efficacy, safety or use to be made of Product, and claims made by reason of any Product labeling or any packaging containing Product. This indemnification obligation shall not apply where the basis for the claim is the negligence or willful malfeasance of Licensor or Licensor’s breach of its representations, warranties and agreements contained herein.

8.3 Limitations on Indemnification Obligations. LICENSOR AND AUXILIUM EACH AGREE THAT IN NO EVENT SHALL EITHER PARTY BE LIABLE TO THE OTHER FOR INDIRECT, INCIDENTAL, SPECIAL OR CONSEQUENTIAL DAMAGES RESULTING FROM A DEFAULT OR BREACH OF THIS AGREEMENT.

8.4. Procedures. The indemnified Party shall notify the indemnifying Party of any claim or action giving rise to a liability within fifteen (15) days after receipt of knowledge of the claim. If notice is not given within fifteen (15) days, the indemnifying Party shall maintain its obligation to indemnify unless such failure to timely notify has a material, adverse effect on the outcome of the claim. The indemnifying Party shall control the defense or settlement of the claim. However, the indemnifying Party shall not settle or compromise any such claim or action in a manner that imposes any restrictions or obligations on the indemnified Party without the indemnified Party’s written consent. The indemnified Party shall cooperate reasonably, assist and give all necessary authority and reasonably required information.

ARTICLE IX

INTELLECTUAL PROPERTY

9.1 Ownership.

(a)	Licensor Technology. The Licensor shall retain all right, title and interest in and to the Licensor Technology, Licensor Know-How and Additional Know-How subject to the express license granted to Licensee under this Agreement.

(i)	In the event Licensor, the Universities or Inventors wish to abandon any Licensor Technology, Licensor will offer to assign, or use Commercially Reasonable Efforts to cause the Universities or Inventors to assign to Licensee, free of charge, any such Patent prior to effectuating the abandonment. Licensee will bear the costs connected to any assignment hereunder.

(b)	Developments/Licensee Patents. All Developments shall be the sole and exclusive property of Licensee and Licensee shall retain all right, title and interest in such Developments. In addition, Licensee shall be the sole and exclusive owner of and retain all right title and interest in any patents related to the Product obtained by Licensee pursuant to Section 10.1(b), below (“Licensee Patents”). In the event Developments or Licensee Patents may assist Licensor with respect to Licensor’s development of products involving Licensor Technology and Licensor Know-How outside the Therapeutic Areas, Licensee will grant Licensor a non-exclusive license to such Developments and/or Licensee Patents for use outside the Therapeutic Areas on terms to be negotiated in good faith by the Parties.

(c)	Trademarks. Licensee shall have the right, in its sole discretion and at its expense, to select and register such trademarks as it wishes to employ in connection with the sale of the Products throughout the Territory and Licensee shall have legal and equitable ownership of the entire right, title and interest in and to the trademarks and registrations Licensee elects to use.

(d)	Ownership of Data. Except for any data relating to Additional Know-How, Licensee shall be the owner of all information and results related to research and development activities for the Products, including, without limitation, any and all research data, pharmacology data, and control data, preclinical data, clinical data, and information, obtained or generated and documentation submitted, or required to be submitted, in association with regulatory filings for the Products (including any Drug Master Files (DMFs), Chemistry, Manufacturing and Control (“CMC”) data, or similar documentation).

(e)	Ownership of Regulatory Filings. All INDs, NDAs and other regulatory filings made or filed by Licensee with respect to any Products shall be in the name of, and be owned solely by Licensee.

ARTICLE X

PATENTS AND INFRINGEMENT

10.1 Prosecution of Patents.

(a)	Licensor. The Licensor shall be solely responsible for preparing, prosecuting and maintaining the Licensor Technology.

(b)	Licensee. With the assistance and cooperation of Licensor in accordance with the Development Agreement, Licensee in its sole discretion and at its cost and expense, will reasonably pursue additional patent protection for the Product in the Territory.

(b)	Cooperation. Licensor and Licensee will keep each other reasonably informed of all matters relating to the filing, prosecution and maintenance of Licensor Technology and Licensee Patents, respectively.

10.2 Infringement of Patents. If either Party has knowledge of any infringement of Licensor Technology or Licensor Know-How, the Party having such knowledge shall promptly inform the other of such infringement. The Parties shall thereafter discuss what action should be taken, including whether any legal proceeding should be instituted. If the Parties mutually agree on the course of action to be taken in respect of any such infringement, they shall jointly select counsel and equally share any expenses. Any settlement or recovery shall be shared in the following manner: First, each party shall be reimbursed for all attorneys’ fees and expenses associated with the legal proceedings, on a pro rata basis, if the attorneys’ fees exceed the amount of the settlement or recovery; Second, 90% of remaining amounts shall be distributed to Licensee and 10% of the remaining amounts shall be distributed to Licensor. If either party determines to take action, but the other Party does not desire to do so, the first Party may take action at its own expense and through counsel of its own choice, and any settlement or recovery shall in such case belong solely to the Party taking action. If one party institutes and carries on a legal proceeding to enforce Licensor Technology against an alleged infringing party, the other Party shall fully cooperate with and supply all assistance reasonably requested by the Party instituting and carrying or such proceeding. Licensee shall be responsible at its sole cost and expense for enforcing Licensee Patents against an alleged infringing party.

10.3 Third Party Claims.

(a)	Notice. In the event that a Party becomes aware of any claim that the practice by either Party of Licensor Technology or Licensor Know-How hereunder infringes the intellectual property rights of any third party, such Party shall promptly notify the other Party.

(b)	Action. As between the Parties, Licensor shall have the first right, but not the obligation, to defend the Parties against any claim by a third party that the development, manufacture, use, sale, offer for sale, export or import of Product in the Territory infringes third party intellectual property rights. Licensee shall have the right to participate in the defense of such claim but shall not take any position inconsistent with Licensor’s position on such issues. In the event that Licensor chooses, in its sole discretion not to defend such suit, Licensee shall have the right but not the obligation to defend such suit.

(c)	Third Party License. If Licensee would be prevented from using, selling or importing Product in any country of the Territory on grounds that by doing so Licensee would infringe a Valid Claim of patent rights held by a third party in said country (the “Blocking Third Party IP”), Licensee shall notify Licensor and give Licensor a reasonable opportunity to oppose or otherwise resolve such claim. In the event that Licensor elects not to oppose the claim or does not successfully obtain any necessary license, Licensee shall have the right to negotiate directly with such third party for a license under the Blocking Third Party IP. If Licensee licenses the Blocking Third Party IP, then [**] percent ([**]%) of any royalties on Product sales paid by Licensee to such third party in such country with respect to Blocking Third Party IP shall be deducted from any royalty payments payable to Licensor by Licensee under the applicable provisions of Section 3.2, provided, however that no such deduction will be more than [**] percent ([**]%) of any amount due Licensor in any Calendar Quarter.

ARTICLE XI

CONFIDENTIALITY

11.1 Confidentiality.

(a)	Licensee and Licensor shall maintain in confidence and shall not disclose to any third party the Confidential Information received pursuant to this Agreement, without the prior written consent of the other Party except that the Confidential Information may be disclosed only to those third parties (x) who have a need to know the information in connection with the exercise of rights and obligations under this Agreement and who agree in writing to keep the information confidential to the same extent as is required of each Party under this Section 11.1, or (y) to whom the Party is legally obligated to disclose the Information. The foregoing obligation shall not apply to:

(i)	information that is known to the other Party or independently developed by the other Party prior to the time of disclosure, in each case, to the extent evidenced by written records promptly disclosed to the other Party upon receipt of the Confidential Information; or

** CERTAIN INFORMATION IN THIS EXHIBIT HAS BEEN OMITTED AND WILL BE FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A CONFIDENTIAL TREATMENT REQUEST.

(ii)	information that becomes patented, published or otherwise part of the public domain as a result of acts by a Party or a third person obtaining such information lawfully as a matter of right; or

(iii)	information that becomes patented, published or otherwise part of the public domain as a result of acts by the Licensor or a third person obtaining such information lawfully as a matter of right; or

(iv)	information that is required by any law, rule, regulation, order, decision, decree, or subpoena or other judicial, administrative or legal process to be disclosed, provided, however that each Party, as applicable, gives the other prompt written notice of such request/order to permit the other party to seek a protective order or other similar order with respect to such Confidential Information and thereafter discloses only the minimum Confidential Information required to be disclosed in order to comply.

(b)	Each Party will take all reasonable steps to protect the Confidential Information of the other Party with the same degree of care it uses to protect its own confidential proprietary information. Without limiting the foregoing, each party shall ensure that all of its employees having access to the Confidential Information of the other Party are obligated in writing to keep such information confidential to the same extent as is required of each Party under this Section.

11.2 Injunctive Relief. Because damages at law may be an inadequate remedy for breach of any of the covenants, promises and agreements contained in Section 11.1 hereof both the Licensor and Licensee shall be entitled to injunctive relief in any state or federal court located within the District of Delaware, including specific performance or an order enjoining the breaching Party from any threatened or actual breach of such covenants, promises or agreements. Each of the Licensee and the Licensor hereby waives any objection it may have to the personal jurisdiction or venue of any such court with respect to any such action. The rights set forth in this Section 11.2 shall be in addition to any other rights which the Licensor and Licensee may have at law or in equity.

11.3 Survival. This Article XI shall survive the expiration or termination of this Agreement.

ARTICLE XII

PUBLICATION, FUNDING

12.1 Licensor and its employees shall be free to publish and/or make presentations of the results of any past or future research not funded by, paid for or performed on behalf of Licensee or related to the Therapeutic Areas and/or to file grant applications at any time relating to Licensor Know-How and Licensor Technology; provided, however, that Licensor shall give Licensee a copy of any publication, presentation or grant application that it proposes to make at least sixty (60) days prior to publication and presentation, and shall allow Licensee an opportunity to comment on and approve the contents thereof. Licensor shall further delay publication or presentation of such materials for an additional sixty (60) days to allow the parties to apply for patents on any inventions.

12.2 Licensor and its Affiliates shall not use any by a third party, including the United States government, in developing Inventions or any Products that would be covered by the license granted in Section 2.1 of this Agreement without the written permission of Licensee.

ARTICLE XIII

TERM AND TERMINATION

13.1 Term. The Term of this Agreement shall commence on the Effective Date an unless otherwise terminated in accordance with the Agreement, shall continue on a Product-by-Product and country-by-country basis until the expiration of Auxilium’s obligation to pay royalties pursuant to Article 3.2, after which time, the licenses granted to Auxilium with respect to the applicable Product in the applicable country subject to applicable patent laws shall become a perpetual, exclusive license deemed fully paid-up.

13.2 Termination by the Licensor or Licensee.

(a)	Upon the occurrence of any of the events set forth below (“Events of Default”), the Licensor shall have the right to terminate Licensee rights under this Agreement with respect to the specific Product and relevant market (iii) at issue only by giving written notice of termination, such termination effective with the giving of such notice:

(i)	In the event of nonpayment of any amount payable to the Licensor after completion of an audit provided for under this Agreement, which nonpayment is continuing thirty (30) calendar days after the Licensor gives Licensee written notice of a binding decision pursuant to Section 5.2 (a) of this Agreement.

(ii)	In the event that Licensee fails to initiate clinical trials within two (2) years of availability of a suitable and final formulation of a Product in quantities adequate for clinical testing and associated documentation for clinical trials, unless such failure is outside of the control of Licensee.

(iii)	In the event that Licensee does not launch Product in a major market within twelve (12) months after marketing, pricing, reimbursement and any other approvals necessary for launch

(iv)	In the event that Licensee becomes subject to a Bankruptcy Event; provided, however, that so long as Licensor continues to receive all royalty payments from Licensee under this Agreement, such Bankruptcy Event shall not, in and of itself, be a basis for termination of this Agreement by Licensor.

(b)	Upon the occurrence of any of the events set forth below (“Events of Default”), Licensee shall have the right to terminate this Agreement by giving written notice of termination, such termination effective with the giving of such notice:

(i)	breach by Licensor of any covenant or any representation or warranty contained in this Agreement that is continuing thirty (30) calendar days after Licensee gives written notice of such breach;

(ii)	Licensor fails to comply with the terms of the license granted hereunder and such noncompliance is continuing thirty (30) calendar days after Licensee gives notice of such noncompliance;

(iii)	Licensor becomes subject to a Bankruptcy Event; or

(iv)	the dissolution or cessation of operations by Licensor

(c)	No exercise by the Licensor or Licensee of any right of termination shall constitute a waiver of any right of the Licensor or Licensee for recovery of any monies then due to it hereunder or any other right or remedy the Licensor or Licensee may have at law or under this Agreement.

ARTICLE XIV

FORCE MAJEURE

14.1 Either Party shall be relieved of its obligations under this Agreement to the extent that fulfillment of such obligations shall be prevented by strikes, embargoes, riots, fires, floods, war, hurricanes, windstorms, acts or defaults of common carriers, governmental laws, acts or regulations, shortages of materials or any other occurrence, whether or not similar to the foregoing, beyond the reasonable control of the Party affected thereby.

14.2 If either Party is prevented from fulfilling its obligations under this Agreement by reason of a circumstance covered by this Article XIV, the Party unable to fulfill its obligations shall, upon the occurrence of any such circumstances, promptly notify the other Party upon the cessation of such circumstance and of the likely duration thereof; and shall promptly notify the other party upon the cessation of such circumstance.

ARTICLE XV

ADDITIONAL PROVISIONS

15.1 Arbitration. All disputes arising between the Licensor and Licensee under this Agreement shall be settled by arbitration conducted in accordance with the Rules of the American Arbitration Association. The Parties shall cooperate with each other in causing the arbitration to be held in as efficient and expeditious a manner as practicable. Any such arbitration shall be held in Wilmington, Delaware. Notwithstanding the foregoing, the dispute resolution procedures set forth herein shall not limit a court from granting a temporary restraining order or a preliminary injunction in order to preserve the status quo of the parties pending arbitration or to protect a Party’s trademark, other intellectual property rights or confidential or proprietary information. Further, the arbitrator shall have power to enter such orders by way of interim award, and such orders shall be enforceable in court.

15.2 Assignment. No rights hereunder may be assigned by the Licensee, directly or by merger or other operation of law, except assignment to an Affiliate, without the express written consent of the other Party, such consent not to be unreasonably withheld; provided, however, without such consent, either Party may assign this Agreement in connection with the sale of all or substantially all of its assets or business or its merger or consolidation with another company. Any prohibited assignment of this Agreement or the rights hereunder shall be null and void. No assignment shall relieve Licensee or Licensor of responsibility for the performance of any accrued obligations which they have prior to such assignment. This Agreement shall inure to the benefit of permitted assigns.

15.3 No Waiver. A waiver by either Party of a breach or violation of any provision of this Agreement will not constitute or be construed as a waiver of any subsequent breach or violation of that provision or as a waiver of any breach or violation of any other provision of this Agreement.

15.4 Independent Contractor. Nothing herein shall be deemed to establish a relationship of principal and agent between the Licensor and Licensee, nor any of their agents or employees for any purpose whatsoever. This Agreement shall not be construed as constituting the Licensor and Licensee as partners, or as creating any other form of legal association or arrangement which could impose liability upon one Party for the act of the other Party.

15.5 Notices. Any notice under this Agreement shall be sufficiently given if sent in writing by overnight courier, prepaid, first class, certified or registered mail, return receipt requested, addressed as follows:

If to the Licensor, to:

FORMULATION TECHNOLOGIES, L.L.C., d/b/a PharmaForm

11400 Burnet Road

Building 4, Suite 4010

Austin, Texas 78758

Attention: Bill Williams or Jim McGinity

If to the Licensee, to

AUXILIUM PHARMACEUTICALS, INC.

160 W. Germantown Pike

Norristown, PA 19401

Attention: President

Copy to: General Counsel

or to such other addresses as may be designated from time to time by notice given in accordance with the terms of this Section.

15.6 Severability. Any of the provisions of this Agreement which are determined to be invalid or unenforceable in any jurisdiction shall be ineffective to the extent of such invalidity or unenforceability in such jurisdiction, without rendering invalid or unenforceable the remaining provisions hereof or affecting the validity or unenforceability of any of the terms of this Agreement in any other jurisdiction.

15.7 Headings and Titles. Any headings and titles used in this Agreement are for convenience or reference only and shall not affect its construction or interpretation.

15.8 No Third Party Benefits. Nothing in this Agreement, express or implied, is intended to confer on any person other than the Parties hereto or their permitted assigns, any benefits, rights or remedies.

15.9 Governing Law. This Agreement shall be construed, governed, interpreted and applied in accordance with the laws of the State of Delaware, without giving effect to conflict of law provisions.

15.10 Counterparts. This Agreement shall become binding when any one or more counterparts hereof, individually or taken together, shall bear the signatures of each of the parties hereto. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original as against the party whose signature appears thereon, but all of which taken together shall constitute but one and the same instrument.

15.11 Entire Agreement. This Agreement is the entire agreement between the parties regarding the subject matter herein, and supercedes all prior existing understandings between the Parties relating to the subject matter hereof. This Agreement may not be modified except in writing signed by both Parties.

IN WITNESS WHEREOF, the parties hereto have duly executed this License Agreement as of the date first above written.

FORMULATION TECHNOLOGIES, L.L.C.		AUXILIUM PHARMACEUTICALS, INC.
d/b/a PharmaForm

By:	/s/ Robert O. Williams, III	By:	/s/ Geraldine A. Henwood
Name:	Robert O. Williams, III		Geraldine A. Henwood
Title:	President		Chief Executive Officer

SCHEDULE 1 TO LICENSE AGREEMENT DATED JANUARY 26, 2005

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** CERTAIN INFORMATION IN THIS EXHIBIT HAS BEEN OMITTED AND WILL BE FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A CONFIDENTIAL TREATMENT REQUEST.